YAPPN CORP.

1001 Avenue of the Americas, 11th Floor

New York, NY 10018

888-859-4441

November 21, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	Yappn Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 3, 2016

File No. 333-213947

Ladies and Gentlemen:

The Company received your letter of October 31, 2016 and responds as follows:

General

1. You have an outstanding registration statement, on Form S-1 (333-199569), that registers some of the same securities you are registering in this filing. If you intend to use a combined prospectus under Securities Act Rule 429 for both filings, please update this filing accordingly, including by setting forth the Commission file number of the previous Form S-1 in the appropriate place and by updating your fee table. See Securities Act Rules 429 and 457(p) and SEC Release 33-7943. Per SEC Release 33-7943, which is available on our website, please note that once the filing fee has been used as an offset in this filing, the unsold securities from the original filing that are registered in this filing are deemed deregistered from the original filing. Alternatively, please file an amendment to the previous registration statement, removing from registration the securities you are registering now that are included in the prior registration statement.

We have noted your comment and respond as follows: The registration statement, on Form S-1 (333-199569) registered shares derived from the same offering. However, the financial statements in that effective registration had aged such that the registration statement on Form S-1 (333-199569) was no longer available as an exemption for the resale of the shares of common stock registered. No shares of common stock were sold through the prospectus. In addition, the Company determined that there were two mechanical errors in that original registration statement: Shares of Common Stock underlying the promissory notes and the Warrants were not properly allocated to the appropriate security. In addition, the overall calculation of underlying shares of common stock was not accurate in that certain underlying offering shares were not included. The Company filed a continuing registration statement with an explanatory note as to the adjustments. Subsequently, upon further review, including a discussion with the Commission examiner, the Company determined that the variance in the shares of common stock registered was sufficient to warrant a new registration statement in lieu of revising and explaining each adjustment needed for the continuing registration (although the Company was aware that both alternative filings, a continuing registration statement under Rule 429 or a new registration statement, were available). The intent was to provide new registration statement (and prospectus) with full and fair disclosure of the registered shares of common stock. Consequently, the Company withdrew the registration statement, on Form S-1 (333-199569) on October 3, 2016 and filed this registration statement immediately after the Form R/W was filed.

Risk Factors, page 3

2. Please add a risk factor discussing the dilutive effect of the issuance of shares to Ortsbo and the concomitant potential change of control.

We have noted your comment and revised the filing to include a risk factor discussing the dilutive effect of the issuance of shares to Ortsbo and the concomitant potential change of control.

Description of Business

Business History, page 29

3. In this section please disclose when you anticipate issuing the remaining 18,988,318 shares to Ortsbo and, if you must issue those shares within a certain timeframe, disclose that timeframe.

We have noted your comment and revised the filing to discuss the timeframe.

Market for Common Equity and Related Stockholder Matters

Recent Sales of Unregistered Securities, page 39

4. Please update this section to comply with Item 701 of Regulation S-K, including by providing the required information for securities sold within the previous three years and by disclosing the names of the persons to whom all discussed securities were issued.

We have noted your comment and revised the filing to include the last three years of sales of unregistered securities as well as clarify, in accordance with Item 701(b), that no underwriters were involved, the issuances were based on private, non-public placements or transactions, no institutional investors were involved, and the recipients of the securities (the class of persons) were accredited investors.

5. In the third paragraph of this section, you indicate that the issuance of 12,998,682 shares to Ortsbo Inc. occurred in the fourth quarter, yet, elsewhere in the filing, you indicate that it occurred in the second quarter of fiscal 2016. Please revise.

We have noted your comment and revised the filing to clarify the period of issuance of the shares of common stock to Ortsbo.

6. Please tell us why a Form 8-K was not filed to disclose the issuance of 12,998,682 shares to Ortsbo Inc. Refer to Item 3.02 of Form 8-K.

We have noted your comment and respond as follows: A Form 8-K was filed on July 15, 2016 to disclose the approval of the transaction, and subsequently was disclosed in the Company’s quarterly filings the finalization of the acquisition and associated share issuance or disclosure of the obligations are included in the Company’s 10-Q filing made on October 14, 2015.

Certain Relationships and Related Transactions, and Director Independence, page 59

7. Please update this section to provide the information required by Item 404(d) of Regulation S-K, including disclosure of the loans you discuss in Note 8 of the financial statements.

We have noted your comment and revised the filing to include the disclosure of the loans included in Note 8 of the year-end financial statements.

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Financial Statements

8. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

We have noted your comment and revised the filing to include current unaudited interim financial statements.

The Company hereby acknowledges:

●       should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●       the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●       the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Edward P. Karthaus
Edward P. Karthaus
Chief Executive Officer

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